June 29, 2012

Mr. Christian Windsor
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:          Citizens First Corporation
Form 10-Q for the fiscal quarter ended March 31, 2012
Filed May 10, 2012
File No. 001-33126

Dear Mr. Windsor:

We have the following responses to your comments dated June 28, 2012 on our Form 10-Q filing for the quarter ended March 31, 2012.

Item 4.  Controls and Procedures

You state that there were “no significant changes to your internal controls or in other factors that could significantly affect these controls.” Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant period that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during the quarter ended March 31, 2012, or provide us with an explanation of any changes that might have a material but not significant effect on your controls. In addition, please confirm that you will revise your disclosure in future filings to comply with Item 308(c) of Regulation S-K.

Response:  There were no changes in the internal control over financial reporting for Citizens First Corporation during the quarter ended March 31, 2012 that materially affected, or were reasonably likely to materially affect, the corporation’s internal control over financial reporting.. In addition, we confirm that we will revise the disclosure in future filings to comply with Item 308(c) of Regulation S-K.

In addition to the above responses, the undersigned further acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As explained above, we propose addressing the staff’s comments regarding Item 4 in future filings of the Company, instead of an amendment to the Company’s March 31, 2012 Form 10-Q.  We believe the Company can appropriately address the staff’s comments in this manner.

Please contact me should you need any additional information or have any further questions regarding this matter.  My telephone number is (270) 393-0737.

Sincerely,

/s/ M. Todd Kanipe

M. Todd Kanipe
President and Chief Executive Officer